PHINIA INC.
3000 University Drive
Auburn Hills, MI 48326
(248) 754-9200
June 9, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Thomas Jones
Jay Ingram

	Re:	PHINIA Inc.
Registration Statement on Form 10
File No. 001-41708
Dear Messrs. Jones and Ingram:
Reference is made to the Registration Statement on Form 10 (File No. 001-41708) (as amended to date, the “Registration Statement”), filed by PHINIA Inc., a Delaware corporation (the “Company”) with the Commission.
The Company hereby respectfully requests that the effective date for the Registration Statement be accelerated to 4 p.m. Eastern time, on June 13, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.
If you have any questions regarding this letter or any related matter, please contact Patrick G. Quick at (414) 297-5678 or Mark T. Plichta at (414) 297-5670. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to either Mr. Quick or Mr. Plichta and that such effectiveness also be confirmed in writing.

Very truly yours,

PHINIA INC.

/s/ Brady D. Ericson

Brady D. Ericson
President and Chief Executive Officer

cc:	Patrick G. Quick
Mark T. Plichta
Foley & Lardner LLP